UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-39602

JACK CREEK INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

386 Park Avenue South, 20th Floor

New York, New York 10016

(212) 710-5073

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one Warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

Effective January 24, 2023, upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated August 3, 2022, by and among Jack Creek Investment Corp., Wildfire New PubCo, Inc. and the other parties thereto, Wildfire Merger Sub II, Inc. merged with and into Jack Creek Investment Corp., with Jack Creek Investment Corp. surviving such merger as a direct, wholly-owned subsidiary of Bridger Aerospace Group Holdings, Inc., formerly known as Wildfire New PubCo, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Jack Creek Investment Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Jack Creek Investment Corp.

By: Bridger Aerospace Group Holdings, Inc., its sole member

Date: February 3, 2023	By:	/s/ Timothy Sheehy
		Name:	Timothy Sheehy
		Title:	Authorized Signatory